SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549


SCHEDULE 13D/A

Under the Securities Exchange Act of 1934



(Amendment No. 3)

Nam Tai Property Inc.

(Name of Issuer)

Common Shares, par value US$0.01 per share

(Title of Class of Securities)

G63907102
(CUSIP Number)

Deutsche Bank AG

c/o Deutsche Bank AG, Hong Kong Branch
Level 52, International Commerce Centre
1 Austin Road, West Kowloon, Hong Kong

Maria Chang/ Jessie Liu
+852 2203 8660


Cosimo Borrelli
c/o Kroll (HK) Limited
(formerly known as D&P China (HK) Limited (trading as Kroll))
Level 3, Three Pacific Place
1 Queens Road East, Hong Kong
+852 3761 3888

Tai Shaw Hoong
c/o Kroll (HK) Limited
(formerly known as D&P China (HK) Limited (trading as Kroll))
Level 3, Three Pacific Place
1 Queens Road East, Hong Kong
+852 3761 3888

Kent McParland
c/o Kroll Advisory (BVI) Limited
3rd Floor, Commerce House,
P.O. Box 3339, Road Town Tortola, British Virgin Islands
+1 284 340 2532

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


with a copy to:

DLA Piper Singapore
80 Raffles Place
UOB Plaza 1, #48-01
Singapore 048624

Attention: Timothy Tan/ David Kuo

April 4, 2022
(Date of Event Which Requires Filing of This Statement)


13DA
Page 1 of 8


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties to whom copies are to be sent.


13DA
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1

NAMES OF REPORTING PERSONS
Deutsche Bank AG


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)


3

SEC USE ONLY


4

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(D) OR 2(E)


6

CITIZENSHIP OR PLACE OF ORGANIZATION
Federal Republic of Germany


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7

SOLE VOTING POWER
0


8

SHARED VOTING POWER
0


9

SOLE DISPOSITIVE POWER
0


10

SHARED DISPOSITIVE POWER
0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%


14

TYPE OF REPORTING PERSON
BK, OO


13DA
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1

NAMES OF REPORTING PERSONS
Cosimo Borrelli


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)


3

SEC USE ONLY


4

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)


6

CITIZENSHIP OR PLACE OF ORGANIZATION
Australia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7

SOLE VOTING POWER
0


8

SHARED VOTING POWER
0


9

SOLE DISPOSITIVE POWER
0


10

SHARED DISPOSITIVE POWER
0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%


14

TYPE OF REPORTING PERSON
OO

13DA
Page 4 of 8


1

NAMES OF REPORTING PERSONS
Tai Shaw Hoong


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)


3

SEC USE ONLY


4

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)


6

CITIZENSHIP OR PLACE OF ORGANIZATION
Malaysia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7

SOLE VOTING POWER
0


8

SHARED VOTING POWER
0


9

SOLE DISPOSITIVE POWER
0


10

SHARED DISPOSITIVE POWER
0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%


14

TYPE OF REPORTING PERSON
OO


13DA
Page 5 of 8




1

NAMES OF REPORTING PERSONS
Kent McParland


2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) x
(b)


3

SEC USE ONLY


4

SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO


5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)


6

CITIZENSHIP OR PLACE OF ORGANIZATION
Canada


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7

SOLE VOTING POWER
0


8

SHARED VOTING POWER
0


9

SOLE DISPOSITIVE POWER
0


10

SHARED DISPOSITIVE POWER
0


11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0


12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%


14

TYPE OF REPORTING PERSON
OO


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Page 6 of 8


The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (Amendment No. 3). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.


Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by deleting the first paragraph and replacing it with the following:


The transactions in Common
Shares by the Reporting Persons in the last 60 days are as follows:

Open Market Sales

Nature of transaction			Number of 	Price per
					Common Shares 	Share
					Sold

Open market sales - February 8, 2022	100,000		$9.0665
Open market sales - February 9, 2022	100,000		$9.1853
Open market sales - February 10, 2022	100,000		$9.1374
Open market sales - February 11, 2022	39,452		$9.0573
Open market sales - February 14, 2022	16,850		$9.0245
Open market sales - February 15, 2022	50,000		$8.8024
Open market sales - February 16, 2022	26,502		$8.5462
Open market sales - March 14, 2022	100,000		$6.0513
Open market sales - March 15, 2022	100,000		$6.1757
Open market sales - March 16, 2022	125,000		$6.3546
Open market sales - March 22, 2022	30,000		$6.8543

Privately Negotiated Transactions
On April 4, 2022, 507 Capital LLC, Oasis Investments II Master Fund Ltd.
and Diamond Family Investments LLC (collectively "Purchasers") acquired 418,246, 7,835,000 and 150,000 Common Shares respectively from the
Reporting Persons at USD5.81 per share in privately negotiated transactions.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by deleting the information under (a) and (b) and replacing it with the following:

As a result of the transactions disclosed in Item 4 above, the Reporting Person no longer have beneficial ownership of any Common Shares.

In accordance with Securities and Exchange Commission Release No. 34-395538 (January 12, 1998) (the Release), this filing reflects the Common Shares beneficially owned by certain operating units (collectively, the DB
Reporting Units) of Deutsche Bank AG and its subsidiaries and affiliates (collectively, the DB Group). This filing does not reflect any Common Shares, if any, beneficially owned by any operating units of the DB Group, whose ownership of securities is disaggregated from that of the DB Reporting Units in accordance with the Release. The DB Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the DB Reporting Units or their respective employees have voting or investment discretion, or both, and (ii) certain investment entities of which the DB Reporting Units act as the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than the DB Reporting Units.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2022

Deutsche Bank AG

By: /s/ Michael Caro

Name: Michael Caro



Title:

/s/ Cosimo Borrelli


/s/ Tai Shaw Hoong


/s/ Kent McParland


13DA
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